

January 6, 2011

Mr. Zhonghao Su
Chief Executive Officer
China Green Material Technologies, Inc.
27F (Changqing Building), 172 Zhongshan Road
Harbin City, China 150040

> **Re:** **China Green Material Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed April 12, 2010**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2010**
> **Filed August 16, 2010**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
> **Filed November 9, 2010**
> **File No. 001-15683**

Dear Mr. Su:

We have reviewed your response dated October 12, 2010 and have the following additional comments. As noted in our comment letter dated September 28, 2010, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your filings in response to these comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended September 30, 2010

Note 14. Stock-Based Compensation, page 16

Stock Warrants, page 16

1. We note your response to comment three in our letter dated September 28, 2010 and continue to believe that your warrants should be classified as derivative liabilities. Please note that ASC 815-40-15-3 c. scopes out contracts that are issued to acquire services from nonemployees when performance has not yet occurred since there is no actual accounting entry when warrants are issued before services are performed. As noted in ASC 505-50-S99, unvested, forfeitable equity instruments are not considered issued until they vest. Since you issued fully vested nonforfeitable warrants, performance has occurred. Nonemployee awards cease being subject to ASC 718 and ASC 505-50 after performance has occurred and, from that point forward, become subject to other applicable GAAP. Accordingly, once you recognized the warrants in your financial statements, it appears that they should have been classified as derivative liabilities due to the "full-ratchet" anti-dilution provisions that preclude them from being considered indexed to your own stock per the guidance in ASC 815-40-15-7 and Example 9 discussed in paragraphs 815-40-55-33 and 55-34. Based on the preceding guidance and ASC 505-30-25-7, it appears that your fully vested, nonforfeitable warrants should be classified as liabilities and adjusted to their then current fair value at each subsequent financial statement date and, potentially, immediately expensed when issued. If, after considering the above guidance, you believe your previous accounting for these warrants was erroneous and necessitates a restatement of your financial statements, please tell us how you plan to account for these warrants.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder at (202) 551-3332 or Andrew Blume at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

Jennifer Thompson
Branch Chief